State of Delaware
Secretary of State
Division of Corporations
Delivered 11:33 AM 10/14/2010
FILED 11:16 AM 10/14/2010
SRV 100995128 - 4884589 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Duke Energy Lee II, LLC

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ______.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 14th day of October, 2010.

By: T. M. O'Neill
Authorized Person (s)

Name: Teresa O'Neill